HIT Advisers

HIT Advisers is an investment adviser created to enable its clients to make socially responsible, union friendly, and economically targeted investments. HIT Advisers draws on the experience of the AFL-CIO Housing Investment Trust, a practitioner of community development impact investing. HIT Advisers takes great pride in continuing this tradition to achieve the investment and collateral goals of its clients.

HIT Advisers brings unique expertise to helping sophisticated clients and partners achieve their financial and development goals.